Sino Oil & Gas Pipe Holdings Limited
No 1. Road, Yuci Industrial Park,
Jin Zhong City,
Shanxi Province, 030600,
People’s Republic of China

October 19, 2011

VIA EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rich Mountain Enterprises Ltd.
Shell Company Report on Form 20-F
Filed August 1, 2011
File No. 000-53939

Dear Ms. Long:

On behalf of Sino Oil & Gas Pipe Holdings Limited, formerly known as Rich Mountain Enterprises Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated September 15, 2011 relating to the above-captioned shell company report on Form 20-F.  Captions and page references herein correspond to those set forth in the report, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following questions.

•
Please tell us how you maintain your books and records and prepare your financial statements.  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.  Alternatively, if you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use, and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We maintain the books and records of our operating subsidiaries in China in accordance with accounting standards generally accepted in the PRC (“PRC GAAP”) in order to comply with local regulations.

The policies and controls that we have established with respect to converting our books and records to U.S. GAAP for SEC reporting purposes can be described as follows:

Our two assistant finance controllers have extensive experience in PRC GAAP and rich knowledge of U.S. GAAP and SOX 404 internal control. Each of them maintain a checklist that contains the primary differences between U.S. GAAP and PRC GAAP, and the recurring adjustments from PRC GAAP to U.S. GAAP that are required in order for our company to comply with U.S. GAAP in our public filings. When we prepare our books and records for SEC reporting purposes, our Assistant Controllers make the necessary adjustments to our books and records based upon the checklist and ensure that the adjustments flow through the reporting entries.  Our Financial Controller and Chief Financial Officer then review all entries to ensure that the adjustments were made properly and that the adjustments flow through the reporting entries.

As our accounting staff learn and improve themselves over time as a result of our being a U.S. public company, we intend to have more accounting staff with rich US GAAP experience to be added to our accounting team and we will provide training to the accounting team as necessary to ensure all of our accounting personnel are kept knowledgeable and updated on U.S. GAAP and SEC reporting requirements.

We anticipate that with the filing of our initial annual report on Form 20-F with the Securities and Exchange Commission (the “SEC”), we will be required to comply with SEC rules and regulations requiring us to maintain internal controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our principal executive officer and principal accounting and financial officer, to allow timely decisions regarding required disclosure.

In anticipation of these obligations, our management is implementing policies, procedures and processes that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Staff's rules and forms.

Our policies, procedures and processes are designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with U.S. GAAP and SEC rules and regulations.  Senior management is implementing ongoing monitoring procedures.  In order to ensure that these policies, procedures and processes will be in compliance with SEC regulations once we are required to comply with such regulations, we are contemplating to provide an evaluation of the effectiveness of our disclosure controls and procedures by an independent external accounting or consulting firm.

•
Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

o	what role he or she takes in preparing your financial statements;

o	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

o	the nature of his or her contractual or other relationship to you;

o	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

o	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

For the Staff’s information, the following members of our management team are responsible for preparing and supervising the preparation of our financial statements, and, along with the participation of our Chief Executive Officer, will be responsible for evaluating the effectiveness of our internal control over financial reporting following the filing of our initial annual report on Form 20-F with the SEC:

▪
Two Assistant Finance Controllers:  These two assistant finance controllers have over 5 years of accounting experience and both hold PRC CPA licenses. The Assistant Finance Controllers’ current responsibilities include supervising the day-to-day operations of the accounting department, preparing financial statements and assisting the Chief Financial Officer in preparing SEC filings.  The Assistant Finance Controllers are responsible for preparing the financial statements and for managing and overseeing the activities and control responsibilities of the bookkeepers and the other accountants, who are responsible for summarizing and assembling financial data for decision making and reporting purposes.  These individuals communicate directly with senior management and our accounting and finance employees regarding the implementation of our internal controls.

▪
Finance Controller:  This individual has over 10 years of working experience.  The Finance Controller also holds a CPA license issued by the Ministry of Finance of the PRC. The Finance Controller’s current responsibilities include reviewing the financial statements prepared by the Assistant Finance Controller, ensuring that the financial statements are complete and accurate, and evaluating the effectiveness of our internal controls by reviewing our company’s financial and accounting policies.  As we complete the U.S. initial public offering, we expect that the Finance Controller will have Sarbanes-Oxley Rule 404 training conducted by an external consultant or auditing firm.

▪
Chief Financial Officer: The current CFO has over 29 years of accounting and finance experience including 14 years as finance department chief for a PRC company and holds a senior CPA license issued by the Ministry of Finance of the PRC. The Chief Financial Officer’s current responsibilities include reviewing financial statements, evaluating the effectiveness of internal control and communicating with the board and potential investors. The Chief Financial Officer is primarily responsible for the effectiveness of our disclosure controls and procedures and internal control over financial reporting.  The Chief Financial Officer reviews the details of all financial statements and filings, and maintains an ongoing dialogue with senior management, including the Chief Executive Officer, the Audit Committee and the Board of Directors.  The Chief Financial Officer takes an active and ongoing role in establishing and maintaining an appropriate control consciousness throughout the organization.  The Chief Financial Officer plans to implement, after the completion of U.S. initial offering, an ongoing educational and training program for finance employees to ensure that their knowledge of U.S. GAAP and SEC rules and regulations remains current.

•	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

o	the name and address of the accounting firm or organization;

o	the qualifications of their employees who perform the services for your company;

o	how and why they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

For the Staff’s information, we do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

•
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

o	why you believe they are qualified to prepare your financial statements;

o	how many hours they spent last year performing these services for you; and

o	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

For the Staff’s information, we do not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements.

•
Do you have an audit committee financial expert?  If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge.  If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

For the Staff’s information, we intend to form an audit committee in the near future, to be chaired by a financial expert as defined by SEC rules.

Item 1.    Identity of Directors, Senior Management and Advisors, page 2

Item 1.B.           Advisors, page 2

2.
You name the company’s legal advisors.  Additionally, on pages 11 and 21, you reference the advice and interpretations of Daeching Law Offices.  Please provide the information required by Item 10.G. of Form 20-F.

We have revised the disclosure on page 2 in response to the Staff’s comment.

Item 3.  Key Information, page 3

Item 3.A.  Selected Financial Data, page 3

3.	Please revise this table to include the most recent interim information included in your filing.

We have revised the disclosure on page 4 and page 5 in response to the Staff’s comment.

4.
We note that you have included unaudited information for the three years ended April 30, 2008.  Please tell us how you determined that including unaudited information was appropriate, why this information has not been audited, and also explain to us how your auditor determined that the opening balances used in the audited financial statements found elsewhere in this filing are appropriate.

According to SEC 20-F Guide Instructions to Item 8.A.2:

“In initial registration statements, if the financial statements presented pursuant to Item 8.A.2 are prepared in accordance with U.S. generally accepted accounting principles, the earliest of the three years may be omitted if that information has not previously been included in a filing made under the Securities Act of 1933 or the Securities Exchange Act of 1934. Selected financial data presented pursuant to Item 3.A of Form 20-F for the full five fiscal years is still required.”

We prepared the consolidated financial statement in accordance with U.S. GAAP. Therefore, the earliest of the three years financial was omitted and unaudited, but we still include the unaudited financial information of the earliest three years in item 3 A according to the guide.

The auditor audited the financial statement for the most recent two years ended April 30, 2010 and 2009, and they also performed audit procedures for the opening balances.

Item 3.B.  Capitalization and Indebtedness, page 6

5.	Please revise your disclosure in this section so that it speaks as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B. of For m 20-F.

Pursuant to item “f” of Section III.B. of the Division of Corporation Finance’s “International Reporting and Disclosure Issues” (November 1, 2004), we believe that we are not required to provide more recent information than currently provided in the prospectus.  We have updated the disclosure on page 6 to reflect our capitalization and indebtedness as of June 30, 2011.

Item 3.D.  Risk Factors, page 6

Risks Related to Our Business and Industry, page 6

Risks Related to Our Business, page 13

Our inability to manage our growth may have a material adverse effect..., page 14

6.
In the first paragraph, you reference “significant growth” that you have experienced and then go on to reference the decline in your revenues for the year ended April 30, 2010 as compared to the year ended April 30, 2009.  Please revise this paragraph to explain the apparent inconsistency in your statements.  This comment also applies to the penultimate paragraph on page 33 and the sixth paragraph on page 53.

For the Staff’s information, our explanation of the apparent inconsistency is as follows:

We have experienced significant growth of our business since we began operations in 2000, a trend to be continued. As indicated under Item 5 “Revenues” on page 60 and the sixth paragraph on page 53, our revenues from sales in the PRC market increased approximately 8% from $116.6 million to $125.6 million and our export sales declined by 40% due to the unstable financial condition occurring in the US and Europe. Moving forward, we intend to focus on the PRC market which is expected to continue to grow and we expect our revenues to continue to grow primarily from sales to PRC customers in the near future. The relatively strong domestic market demand positioned us to continue to grow notwithstanding the financial crisis and economic recession. Therefore, despite the slight decline in our revenues due to the decline of revenues from export sales for the year ended April 30, 2010 as compared to the year ended April 30, 2009, our business is expected to grow.

Our sales volume and our profit grew for the year ended April 30, 2010 as compared to the year ended April 30, 2009. These are two financial indicators of our significant growth of the business during the period.

Item 4.  Information on the Company, page 22

Item 4.A.  History and Development of the Company, page 22

Capital Expenditures, page 32

7.	It appears as if the last number in the first paragraph should be either “$1,737,126” or “$1.737126 million” instead of “$1,737,126 million.” Please revise your disclosure as appropriate.

We have revised the disclosure on page 32 in response to the Staff’s comment.

Item 4.B.  Description of Business, page 32

Manufacturing Process, page 40

Facilities, page 43

8.
In the second paragraph, we note the statement that the lease for your Xi’an facility expires on December 31, 2011.  Please revise your disclosure to discuss what plans, if any, you have for the operations currently performed at this facility once the lease expires.

We have revised the disclosure on page 43 in response to the Staff’s comment.

Item 5.  Operating and Financial Review and Prospects, page 52

Item 5.A.  Operating Results, page 52

Summary of Significant Accounting Policies and Estimates, page 54

9.
We note your disclosures regarding your determinations that SXGL and Shanxi Zhonglian are VIEs and that you are the primary beneficiary.  We also note that these determinations require you to consolidate SXGL and Shanxi Zhonglian in your financial statements.  It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

We have revised the disclosure in the report in response to the Staff’s comment:

Results of Operations, page 59

For Nine Months Period Ended January 31, 2011 Compared With January 31, 2010, page 64

10.
Please revise your disclosure to discuss the reasons for a 100% decrease in research and development expenses in the nine months ended January 31, 2011 as compared to the nine months ended January 31, 2010.

We have revised the disclosure on page 70 in response to the Staff’s comment.

Liquidity and Capital Resources, page 71

11.
We note your statement on page 71 that you obtained commitments from two shareholders to provide working capital to you, if needed.  Please discuss the material terms of these commitments, and tell us whether these commitments are in writing and whether they are binding.  If they are in writing, please tell us what consideration you gave to filing the written agreements as exhibits to your Form 20-F.  If the commitments are oral, please tell us what consideration you gave to filing written summaries of the agreements as exhibits to your Form 20-F.

Since the working capital deficit was mainly contributed by VIE, SXGL, the Company believes it is more prudent to obtain the VIE’s shareholders’ commitment to decrease the financial risk. We have provided the written commitment letter as an exhibit to the Form 20-F.  In addition, we have revised the disclosure on page 71 in response to the Staff’s comment.

12.
In the last paragraph on page 71, you refer to $40 million in sales arrangements for 2011 that you entered into in December 2010.  Please expand your discussion of these sales arrangements to disclose their material terms.

We have revised the disclosure on page 71 in response to the Staff’s comment.

13.
We note your disclosure which indicates that you have generated a positive net cash flow from your operating activities; however, we also note that in certain periods you have used cash in operations.  Please revise your disclosure to clearly indicate the period to which you are referring and why it is relevant, or remove this statement.

We have revised the disclosure on page 71 by removing “Furthermore, we have generated positive net cash flow from our operating activities” in response to the Staff’s comment.

14.
Your disclosure on page seven indicates that for the years ended April 30, 2009 and April 30, 2010, the accounts receivable turnover days were 43 days and 63 days, respectively. Please revise your filing to provide a more comprehensive discussion detailing the reasons for this significant increase in accounts receivable turnover period to period. Please also discuss whether this impacted your liquidity and if you see a trend of increasing accounts receivable turnover days.

We have revised the disclosure in response to the Staff’s comment.

15.
We note your disclosure on page 10 which indicates that your expansion plans will require you to make substantial capital expenditures.  Please enhance your discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing.  Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

Our expansion plans include:

•	Investment on the Xi’an New Facility.

Our investment and construction on the newly granted land in Xi’an Province requires capital expenditure of around $12.15 million which includes $4.56 million cash investment and $7.59 million machinery and equipment investment. The whole process takes around 8 to 10 months beginning October 2011. When the construction of our new Xi’an facility is completed, our production volume will increase by 50% and the quality of our products will be improved. We expect a significant increase of our revenues, sales volume and profit as a result of this construction.

Source of financing for this expansion plan:

1)	For the first 6 to 7 months of the process: $1.2 million to $1.5 million cash flow from operations, $1.5 million from long-term credit facilities (e.g., 3-year long-term bank loan);

2)	For the 3 to 4 months left: $0.8 million to $1 million cash flow from operation, $0.8 million to $1 million from short-term bank borrowings.

•	Development on new products

New products such as LSAW pipes are more and more required by the market. Therefore, we intend to diversify our product types by developing LSAW pipes following our being listed on the U.S. capital market. This two-year project might require $15 million to $30 million. In return, a revenue increase of approximately $45 million to $60 million and a profit increase of approximately $3 million to $4.6 million is expected to significantly enhance the Company’s strength and market competitiveness.

Source of financing for this expansion plan: $3 million cash flow from operations, $8 million from long-term credit facilities, $4 million from short-term bank borrowings, $15 million from IPO proceeds.

•	SSAW Production Lines Increase

We also intend to increase two SSAW production lines following our being listed on the U.S. capital market. This two-year expansion plan requires an estimated capital expenditure of approximately $9.1 million to $12 million. A significant increase of revenue of approximately $15 million to $22.8 million is expected. Also our profit will increase by approximately $1.5 million due to this expansion plan.

Source of financing for this expansion plan: $1.2 million cash flow from operations, $3 million from long-term credit facilities, $2 million from short-term bank borrowings, $5.8 million from IPO proceeds.

•	Acquisition or Construction of Anti-errosion Production Lines

We intend to enhance our production capacity by adding Anti-errosion production lines following our being listed on the U.S. capital market. This service will result in an increase in revenue of approximately $12 million to $15 million and an increase in profit by $1.2 million to $1.5 million. This plan may require a capital expenditure of $6 million to $9 million.

1)	Acquisition:

If we acquire these production lines from other companies, it takes 3 months.

Source of financing for this expansion plan: $2 million cash flow from operations, $3 million short-term bank borrowings, $4 million from IPO proceeds.

2)	Construction:

It takes one year if we build these production lines ourselves.

Source of financing for this expansion plan: $1 million cash flow from operations, $4 million short-term bank borrowings, $4 million from IPO proceeds.

16.
The information you provide in your discussion of cash flows for operating, investing and financing activities merely repeats information found on the balance sheet.  Please revise your disclosures to provide a more robust discussion of the reasons for the changes in amounts.  For example, you should provide a more comprehensive explanation as to the reasons why your working capital accounts changed.  This comment also applies to the explanations related to the nine months ended January 31, 2011 and 2010 beginning on page 72.

We have revised the disclosure on pages 72 and 73 in response to the Staff’s comment.

Financing Activities, page 72

17.
Please enhance your disclosures to include a comprehensive discussion of your financing activities.  Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings.

We have revised the disclosure in response to the Staff’s comment.

Item 9.  The Offer and Listing, page 82

Item 9.A.  Offer and Listing Details, page 82

18.	Please provide the information required by Item 9.A.4-7. Refer to General Instruction A.(d) and Instruction to Item 9 of Form 20-F.

We have revised the disclosure on pages 82 in response to the Staff’s comment.

Item 16F.  Change in Registrant’s Certifying Accountant, page 90

19.
Your first paragraph discloses that you engaged Sherb & Co. as your auditors, and your second paragraph indicates that you engaged Weinberg & Company, P.A.  Please revise your disclosures to clearly indicate the independent accountant which you engaged.

We have revised the disclosure on pages 90 in response to the Staff’s comment.

20.
Your third paragraph indicates that the report of Li & Company, PC on the financial statements of the company as of February 28, 2010 was not qualified; however, we note that the audit report included in the Form 20FR12G filed  on April 12, 2010 includes a going concern paragraph.  Please revise your disclosures.

We have revised the disclosure on pages 90 in response to the Staff’s comment.

21.
Please revise your fourth paragraph to disclose if there were any disagreements through the subsequent interim period preceding the dismissal of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

We have revised the disclosure on pages 90 in response to the Staff’s comment.

Item 19.  Exhibits, page 92

22.
Please revise your exhibit list so that the exhibit numbers correspond to the exhibits as filed.  In this regard, we note that many of the exhibit numbers, in your index on page 92, for your material contracts do not match the exhibit numbers of the contracts as they are actually filed.  Additionally, please ensure you file all of the exhibits identified in your exhibit index.

We have revised the disclosure on pages 92 in response to the Staff’s comment.

Condensed Consolidated Statements of Cash Flows, page F-4

23.	Please revise your statement of cash flows to begin with Net Income as required by ASC Topic 230-10-45.

We have revised the cash flow to begin with Net Income. Condensed consolidated statements of cash flow F-4 and consolidated statement cash flow F-6 have also been updated.

Notes to Condensed Consolidated Financial Statements for the Nine Months Ended January 31, 2011 and 2010

Note 1. Organization and Principal Activities, page F-6

24.
If accurate, please revise your disclosure here and on page F-9, regarding your determination that you have a controlling financial interest in a VIE, to use the current language in ASC 810-10-05-8A.  We also note your disclosure on page 16 which indicates that ‘almost all economic benefits and risks’ have been transferred via the contractual arrangements, or VIE agreements.  Please explain what benefits and risks have not been transferred and how these impact your determination that these entities should be consolidated based on ASC Topic 810-10.

We have revised the wording according to ASC 810-10-05-8A and have updated page 16’s disclosure to ”all the economic benefits and risks”

Notes to condensed consolidated financial statements F-7, page 16 and notes to consolidated financial statements for years ended April 30, 2010 and 2009 F-10 have been updated. We have revised the description about VIE’s according to ASC 810-10-05-8A as follows:

In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE.

Notes to the Consolidated Financial Statements for the years ended April 30, 2010 and 2009

Note 4 - Summary of Significant Accounting Policies

(j) Plant and Equipment, page F-14

25.
We note that you incur substantial debt in order to pay for capital expenditures.  To the extent that you incur interest on such debt, please disclose your policy for capitalizing related interest costs.  Please refer to ASC Topic 835-20.

We have revised the disclosure to notes to condensed consolidated financial statement F-12 and notes to consolidated financial statement F-14, Plant and Equipment in response to the Staff’s comment.

Unaudited Condensed Combined Pro Forma Statement of Income and Comprehensive Income for Nine Three Months Ended January 31, 2011, page 3

26.	Please revise the title of this statement to appropriately reflect the period to which it relates, e.g., nine months ended January 31, 2011.

We have revised the disclosure by deleting “three” in the title of pro forma statement.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sino Oil & Gas Pipe Holdings Limited

By:	/s/ Xudong Liu
Xudong Liu
Chairman